

13000070



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



January 10, 2013



John K. Molen
Bradley Arant Boult Cummings LLP
jmolen@babc.com

Re: Energen Corporation

Dear Mr. Molen:

This is in regard to your letter dated January 9, 2013 concerning the shareholder proposal submitted by United Brotherhood of Carpenters Pension Fund for inclusion in Energen's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Energen therefore withdraws its January 2, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
edurkin@carpenters.org



John K. Molen
Direct: (205) 521-8238
Fax: (205) 488-6238
jmolen@babc.com

January 9, 2013

Via E-mail (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Energen Corporation

Withdrawal of No-Action Request dated January 2, 2013 and supplemented on January 4, 2013 with respect to shareholder proposal of United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Energen Corporation ( "Energen"), pursuant to Staff Legal Bulletin No. 14 (July 13, 2001), to notify the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that Energen hereby withdraws its no-action request submitted to the Staff on January 2, 2013, as supplemented on January 4, 2013, with respect to the shareholder proposal and statement in support thereof (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proponent has withdrawn the Proposal by letter to Energen dated January 4, 2013 (and received on January 7, 2013), a copy of which is attached hereto as Exhibit A.

Should the Staff have any questions or require further information, please do not hesitate to call either me at (205) 521-8238 or David Woodruff, Energen's General Counsel and Secretary, at (205) 326-2629. My fax number is (205) 488-6238, and my email address is jmolen@babc.com.

Very truly yours,

John K. Molen

JKM/bsm
cc: Mr. Edward J. Durkin (via FedEx and email)
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001
edurkin@carpenters.org

J. David Woodruff, Esq.
General Counsel and Secretary
Energen Corporation

1/2432441.1

## EXHIBIT A

Letter of United Brotherhood of Carpenters Pension Fund dated January 4, 2013



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

*Douglas J. McCarron*
General President

**[SENT VIA MAIL AND FACSIMILE 205-326-2704]**

January 4, 2013

J. David Woodruff
Corporate Secretary
Energen Corporation
605 Richard Arrington Jr. Blvd. North
Birmingham, Alabama 35203-2707

Dear Mr. Woodruff:

On behalf of the Carpenters Pension Fund ("Fund"), I hereby withdraw the Triennial Say-on-Pay shareholder proposal ("Proposal") submitted by the Fund to Energen Corporation on November 27, 2012. The Fund's withdrawal of the Proposal is based on its recognition that there is little interest among Proposal recipients to allow a new say-on-pay frequency vote at this time.

We have engaged in constructive and informative dialogue with a majority of the companies that received the Proposal, and those discussions prompted our withdrawal of the Proposal. It is our hope that in the future Energen Corporation might find this approach productive as well.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724



**John K. Molen**
Direct: (205) 521-8238
Fax: (205) 488-6238
jmolen@babc.com

January 4, 2013

Via E-mail (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Energen Corporation
Shareholder Proposal of United Brotherhood of Carpenters Pension Fund-- No-Action Request filed January 2, 2013
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On behalf of Energen Corporation, an Alabama corporation (the "Company" or "Energen"), I am writing to provide you with a copy of the attachments to the correspondence which was attached as Exhibit C to the above-referenced No-Action Request submitted by Energen on January 2, 2013 (the "No-Action Request"). Exhibit C was a copy of the Company's letter of deficiencies to the United Brotherhood of Carpenters Pension Fund (the "Fund") with respect to its shareholder's proposal, and attached to it were copies of copies of Rule 14a-8 and Staff Legal Bulletins 14F and 14G. The copies of the attachments to the Company's letter were inadvertently omitted from Exhibit C of the No-Action Request as filed. Accordingly, I am enclosing with this correspondence a revised copy of Exhibit C to the No-Action Request containing the attachments. I apologize for any inconvenience this may have caused in your review.

If we can be of any further assistance in this matter, please do not hesitate to call me at (205) 521-8238, my partner Laura Washburn at (205) 521-8370 or David Woodruff, Energen's General Counsel and Secretary, at (205) 326-2629. My fax number is (205) 488-6238, and my email address is jmolen@babc.com.

Very truly yours,

John K. Molen

John K. Molen

JKM/lk

1/2430876.1

cc: Mr. Edward J. Durkin (via FedEx and email)
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001
edurkin@carpenters.org

J. David Woodruff, Esq.
General Counsel and Secretary
Energen Corporation

Laura P. Washburn, Esq.

<u>EXHIBIT C</u>

Deficiency Letter from Energen to the Fund
(dated December 3, 2012 and delivered by facsimile on December 3, 2012 and Federal Express on December 4, 2012)



J. David Woodruff
General Counsel and Secretary

ENERGEN CORPORATION
605 Richard Arrington Jr. Boulevard North
Birmingham, Alabama 35203-2707
Telephone (205) 326-2629

December 3, 2012

**By FedEx and Facsimile – 202-547-8979**

Mr. Ed Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Dear Mr. Durkin:

We received the letter of Mr. Douglas J. McCarron dated November 27, 2012 (the "Proposal Letter") on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund") stating that The Fund intends to file a proposal (the "Proposal") for consideration at the 2013 Annual Meeting of Shareholders of Energen Corporation (the "Company"). The Fund does not appear in the Company's records as a registered shareholder. Accordingly, under Rule 14a-8(b) under the Securities and Exchange Act of 1934 relating to shareholder proposals, the Fund is required to prove to the Company its eligibility to submit the Proposal. In the Proposal Letter, Mr. McCarron indicated that the "Fund was the beneficial owner of 1,138 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission," and that the record holder of such stock would provide appropriate documentation of such beneficial ownership by separate letter. To date, the Company has not received any such letter documenting the Fund's satisfaction of the beneficial ownership requirements that it have had beneficial ownership of at least $2,000 in market value of the voting securities of the Company, which beneficial ownership has been continuous for one or more years through the date on which the Fund submitted such Proposal, as required by Rule 14a-8(b).

Under Rule 14a-8(b), the Fund must prove your eligibility to the Company by submitting:

- either:
    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the Fund submitted the Proposal, it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting, for at least one year by the date the Fund submitted the Proposal; or
    - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting the Fund's ownership of shares as of or before the date on which the one-year eligibility period begins and the Fund's written statement that it continuously held the

required number of shares for the one-year period as of the date of the statement; and

- the Fund's written statement that it intends to continue holding the shares through the date of the Company's annual meeting (which statement was provided by the Fund in the Proposal Letter).

In order for the Fund's Proposal to be properly submitted, it must provide us with the proper written evidence that it met the share ownership and holding requirements for Rule 14a-8(b), including providing us with the number of shares held by the Fund, in order for us to be able to verify compliance with the eligibility requirements.

In order to comply with the Rule 14a-8(f) to remedy these procedural defects, the Fund must transmit its response to this notice of procedural defects within fourteen (14) calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding shareholder proposals, as well as copies of Staff Legal Bulletins No. 14F and No. 14G issued by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission which bulletins describe (i) from whom confirmations of the Fund's beneficial ownership must be obtained and (ii) the form of the required statement that must be provided by the person providing such statement. For your information, the date on which the Fund's Proposal was submitted was November 27, 2012 (the Fund's beneficial ownership must have been continuous for one year prior to and through that date), and a suggested form of the required verification is set forth on page 5 of the copy of Staff Legal Bulletin No. 14F enclosed with this letter.

The Company reserves its rights to seek to exclude the Fund's Proposal on other grounds should the Fund remedy the procedural defects in the submission of its Proposal.

Very truly yours,



**§ 240.14a-8 Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]





U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

**A. The purpose of this bulletin**

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule**

**14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*





**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14G (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 16, 2012

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

**B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)**

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

**2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks**

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

**C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)**

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

**D. Use of website addresses in proposals and supporting statements**

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

**1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)**

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

**2. Providing the company with the materials that will be published on the referenced website**

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

**3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted**

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

*http://www.sec.gov/interps/legal/cfslb14g.htm*



**John K. Molen**
Direct: (205) 521-8238
Fax: (205) 488-6238
jmolen@babc.com

January 2, 2013

Via E-mail (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Energen Corporation
Shareholder Proposal of United Brotherhood of Carpenters Pension Fund
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On behalf of Energen Corporation, an Alabama corporation (the "Company" or "Energen"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and the statement in support thereof (collectively, the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Fund") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2013 annual meeting of stockholders (the "2013 Meeting").

Pursuant to Rule 14a-8(j) under the Exchange Act on behalf of the Company I have:

(a) filed this letter with the Commission no later than eighty (80) days before the date (March 27, 2013) the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

(b) concurrently sent copies of this correspondence to the Fund.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Accompanying this request are the following items:

1. Initial correspondence from the Fund received by the Company by overnight courier on November 28, 2012 containing:

(a) Letter of the Fund dated November 27, 2012 (the "Proposal Letter") (Exhibit A); and

(b) The Proposal (Exhibit B).

2. Letter of Energen dated December 3, 2012 (transmitted to the Fund on that date by facsimile and Federal Express) requesting documentation for the Fund's claim of ownership of Energen voting securities by the Fund (Exhibit C).

3. Letter from Amalgamated Bank of Chicago ("Amalgamated") dated December 4, 2012 and sent by U.S. mail postmarked December 6, 2012 (but only received by the Company on December 10, 2012) confirming ownership by the Fund of 1,138 shares of common stock securities of Energen for "at least one year prior to the date of submission of the shareholder proposal submitted by the Fund" (Exhibit D). Although the letter from Amalgamated indicates that it was being sent to the Company by facsimile transmission, no copy by facsimile was ever received by the Company.

In accordance with Rule 14a-8(j), a copy of this submission is being sent via electronic mail simultaneously to the Fund, as well as by overnight delivery service.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, I am taking this opportunity to notify the Fund that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

## The Proposal

The Proposal requests that "the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits."

## Bases for Exclusion

The Company believes that the Proposal received by the Company on November 28, 2012 may properly be excluded from the Proxy Materials for the 2013 Meeting for the following reasons:

(i) pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Fund has not provided the requisite (and timely) proof of share ownership in response to the Company's proper request for the information; and

(ii) pursuant to Rule 14a-8(i)(10) (including the note thereto) because the Proposal relates to the frequency of say-on-pay votes and the Company has adopted a policy for the frequency of say-on-pay votes consistent with the choice of the majority (89.6%) of the votes cast in the most recent shareholder vote required by Rule 14a-21(b).

Analysis

In the Proposal Letter, the Fund stated as follows:

> "The Fund is the beneficial owner of 1,138 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." *See* Exhibit A.

Although the Fund indicated that verification of the Fund's beneficial ownership of Company common stock would be provided by the record holder of such stock, no verification had been received by the Company by November 28, 2012, the deadline for shareholders to submit proposals for inclusion the Company's Proxy Materials. Accordingly, by letter dated December 3, 2012, the Company notified the Fund of its failure to provide appropriate documentation of the Fund's beneficial ownership of the Company's voting securities for the requisite period:

> "The Fund does not appear in the Company's records as a registered shareholder. Accordingly, under Rule 14a-8(b) under the Securities and Exchange Act of 1934 relating to shareholder proposals, the Fund is required to prove to the Company its eligibility to submit the Proposal. In the Proposal Letter, Mr. McCarron indicated that the "Fund was the beneficial owner of 1,138 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission," and that the record holder of such stock would provide appropriate documentation of such beneficial ownership by separate letter. To date, the Company has not received any such letter documenting the Fund's satisfaction of the beneficial ownership requirements that it have had beneficial ownership of at least $2,000 in market value of the voting securities of the Company, which beneficial ownership has been continuous for one or more years through the date on which the Fund submitted such Proposal, as required by Rule 14a-8(b).

"Under Rule 14a-8(b), the Fund must prove your eligibility to the Company by submitting:

- either:
    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the Fund submitted the Proposal, it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting, for at least one year by the date the Fund submitted the Proposal; or
    - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting the Fund's ownership of shares as of or before the date on which the one-year eligibility period begins and the Fund's written statement that it continuously held the required number of shares for the one-year period as of the date of the statement; and
- the Fund's written statement that it intends to continue holding the shares through the date of the Company's annual meeting (which statement was provided by the Fund in the Proposal Letter)." *See* Exhibit C.

Because no verification of the Fund's ownership had been provided to the Company at the time it wrote the Fund to advise the Fund of the procedural/eligibility deficiencies in connection with the Fund's submission of the Proposal, the Company could not note any specific issues with respect to the form in which verification of the Fund's ownership had been provided. Nevertheless, in order to assist the Fund in complying with the requirements of Rule 14a-8, the Company provided the Fund with copies of Rule 14a-8 and Staff Legal Bulletins 14F and 14G, and referred the Fund to the suggested format for the verification of beneficial ownership to be provided by the record owner of the Company's voting securities:

> "For your information, we have attached a copy of Rule 14a-8 regarding shareholder proposals, as well as copies of Staff Legal Bulletins No. 14F and No. 14G issued by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission which bulletins describe (i) from whom confirmations of the Fund's beneficial ownership must be obtained and (ii) the form of the required statement that must be provided by the person providing such statement. For your information, the date on which the Fund's Proposal was submitted was November 27, 2012 (the Fund's beneficial ownership must have been continuous for one year prior to and through that date), and a suggested form of the required verification is set forth on page 5 of the copy of Staff Legal Bulletin No. 14F enclosed with this letter." *See* Exhibit C (emphasis added).

On December 10, 2012, the Company received a letter from Amalgamated dated December 4, 2012 (and sent by U.S. mail postmarked December 6, 2012) confirming ownership of 1,138 shares of common stock of Energen for more than one year prior to "the date of submission of the shareholder proposal submitted by the Fund". *See* Exhibit D. However, the letter from Amalgamated provided no indication of the date being used by Amalgamated as the date of submission of the Fund's shareholder proposal for purposes of making its verification that the Fund had held the common stock of the Company for the requisite period. To date, the Company has received no other documentation from either the Fund or Amalgamated respecting the Fund's ownership of common stock of the Company (the deadline for submitting all such documentation was December 17, 2012, fourteen calendar days after the delivery by facsimile to the Fund on December 3, 2012 of the Company's letter requesting such documentation).

*The Verification by Amalgamated Does Not Adequately Identify the Period for which the Fund has held the Company's Common Stock and Does Not Provide Adequate Confirmation that the Fund has held the Company's Common Stock for the Requisite Period*

While Amalgamated, as the record owner, attempts to verify that the Fund has beneficially owned the requisite shares of the Common Stock of the Company for a period of at least one year on the date on which the Fund submitted the Proposal to the Company, the verification letter nowhere identifies the date on which the Proposal was submitted or from which the period is being calculated or indicates that Amalgamated has knowledge of the actual dates for which it is providing verification of ownership. While footnote 11 of Staff Legal Bulletin 14F indicates that the suggested form of verification of ownership in the bulletin is not the exclusive format, the elements contained in that suggested form (the name of the shareholder, the identity of the issuer of the shares and the class and number of shares held, the date on which the shareholder proposal was submitted and a statement that such shares have been held for at least one year prior to the date the proposal was submitted) are all essential to providing verification of the ownership by the proponent of the requisite number of shares of the issuers voting securities for the requisite period. By not including the actual date the Proposal was submitted, Amalgamated has failed to provide the information necessary from which a third party reading only the verification letter can determine the actual dates of the one year period for which Amalgamated is providing confirmation and tie that period to the date the Proposal was in fact submitted. It is not possible to ascertain from Amalgamated's letter the actual dates for which it is confirming ownership by the Fund.

In short, the Fund has failed to provide the minimum documentation necessary under Rule 14a-8(b) to evidence ownership by the Fund of the requisite securities of Energen for the requisite period in order for the Fund to be eligible to submit the Proposal.

*The Proposal may be omitted pursuant to Rule 14a-8(i)(10) (including the note thereto) as having been substantially implemented because the Proposal relates to the frequency of say-on-pay votes and the Company has adopted a policy of the frequency of say-on-pay votes consistent with the choice of the majority of the votes cast in the most recent shareholder vote required by Rule 14a-21(b)*

The Proposal seeks to have the Board of the Company institute a triennial say-on-pay vote. In accordance with Rule 14a-21(b), however, the Company has already instituted an annual say-on-pay vote in accordance with the frequency for such votes (annual) selected by the majority of votes cast (50,511,143 votes out of 56,381,114 votes cast, or 89.6% of the votes cast, and 70.1 % of the 72,063,772 shares outstanding and entitled to vote) at the Company's 2011 annual meeting, which is the most recent shareholder vote required by Rule 14a-21(b). The note to Paragraph (i)(10) of Rule 14a-8 indicates the any proposal, such as the Proposal, which "relates to the frequency of say-on-pay votes" may be excluded on the grounds that such proposal has been substantially implemented if the issuer has done as the Company and instituted a say-on-pay vote having a frequency consistent with the frequency chosen by the majority of the votes cast by its shareholders in the most recent shareholder vote required by Rule 14a-21(b). Accordingly, the Company believes the Proposal may be omitted from the Proxy Materials for the 2013 Meeting because it has been substantially implemented within the meaning of Rule 14a-8(i)(10).

Conclusion

For the reasons stated above, we respectfully request on behalf of Energen Corporation that the Staff confirm that it will not recommend enforcement action to the Commission if Energen omits the Proposal from its Proxy Materials for the 2013 Meeting (i) under Rules 14a-8(b) and 14a-8(f)(1) and (ii) under Rule 14a-8(i)(10).

If we can be of any further assistance in this matter, please do not hesitate to call me at (205) 521-8238, my partner Laura Washburn at (205) 521-8370 or David Woodruff, Energen's General Counsel and Secretary, at (205) 326-2629. My fax number is (205) 488-6238, and my email address is jmolen@babc.com.

Very truly yours,



John K. Molen

JKM/lk

cc: Mr. Edward J. Durkin (via FedEx and email)
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001
edurkin@carpenters.org

1/2426639.5

J. David Woodruff, Esq.
General Counsel and Secretary
Energen Corporation

Laura P. Washburn, Esq.

# EXHIBIT A

Letter of the Fund
(dated November 27, 2012; received November 28, 2012)



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

*Douglas J. McCarron*

General President

**[SENT VIA MAIL AND FACSIMILE 205-326-2704]**

November 27, 2012

J. David Woodruff
Secretary
Energen Corporation
605 Richard Arrington Jr. Blvd. North
Birmingham, Alabama 35203-2707

Dear Mr. Woodruff:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Energen Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the advisory say-on-pay vote, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 1,138 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

# <u>EXHIBIT B</u>

Proposal of the Fund
(sent with Exhibit A)

**Triennial Advisory Say-on-Pay Vote Proposal**

**Supporting Statement:** The Dodd-Frank Act established an advisory say-on-pay ("SOP") vote designed to provide shareholders an opportunity to express their support of or opposition to a company's executive compensation plan. The Act also provided for a periodic frequency vote to allow shareholders to register their position on the issue of whether the SOP vote should be presented to shareholders on an annual, biennial or triennial basis. Following the initial year SOP voting in the 2011 proxy season, most corporations determined to present the SOP vote on an annual basis.

The SOP vote in the 2011 and 2012 proxy seasons has afforded shareholders an opportunity to vote "For" or "Against" generally complex and multi-faceted executive compensation plans. Additionally, institutional investors and proxy voting services retained by large investors have had the task of analyzing and casting SOP votes at thousands of companies. The voting burden will increase, as the universe of SOP vote companies is set to expand under federal regulation. Over the initial two proxy seasons, shareholders have largely ratified companies' executive compensation plans, with approximately 97% of the companies receiving majority vote support and 69% of the plans receiving a 90% or greater favorable vote in the 2012 proxy season.

The Triennial Advisory Say-on-Pay Vote Proposal is presented to afford shareholders and corporations an opportunity to transform the single dimension annual SOP vote into a more effective means for shareholders to evaluate and vote on executive compensation plans. A triennial SOP vote will afford shareholders an opportunity to undertake in-depth plan analysis that examines distinctive plan features in advance of voting, as opposed to one-size-fits-all analysis. The triennial vote framework will allow for plan analysis that tracks the full cycle of the typical long-term performance components of a plan. Further, the suggested multi-faceted vote will provide for a more informative SOP vote, as it will allow shareholders to register a vote on each of the three key components of most executive compensation plans (annual incentive compensation, long-term compensation, and post-employment compensation) while also taking a position on the overall plan.

The proposed triennial SOP advisory vote with a multi-faceted ballot fits within the SOP Dodd-Frank framework and offers an improved opportunity for shareholders and corporations to address problematic aspects of executive compensation.

**Therefore, Be It Resolved:** That the shareholders of Energen Corporation ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.

## EXHIBIT C

Deficiency Letter from Energen to the Fund
(dated December 3, 2012 and delivered by facsimile on December 3, 2012 and Federal Express on December 4, 2012)



J. David Woodruff
General Counsel and Secretary

ENERGEN CORPORATION
605 Richard Arrington Jr. Boulevard North
Birmingham, Alabama 35203-2707
Telephone (205) 326-2629

December 3, 2012

**By FedEx and Facsimile – 202-547-8979**

Mr. Ed Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Dear Mr. Durkin:

We received the letter of Mr. Douglas J. McCarron dated November 27, 2012 (the "Proposal Letter") on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund") stating that The Fund intends to file a proposal (the "Proposal") for consideration at the 2013 Annual Meeting of Shareholders of Energen Corporation (the "Company"). The Fund does not appear in the Company's records as a registered shareholder. Accordingly, under Rule 14a-8(b) under the Securities and Exchange Act of 1934 relating to shareholder proposals, the Fund is required to prove to the Company its eligibility to submit the Proposal. In the Proposal Letter, Mr. McCarron indicated that the "Fund was the beneficial owner of 1,138 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission," and that the record holder of such stock would provide appropriate documentation of such beneficial ownership by separate letter. To date, the Company has not received any such letter documenting the Fund's satisfaction of the beneficial ownership requirements that it have had beneficial ownership of at least $2,000 in market value of the voting securities of the Company, which beneficial ownership has been continuous for one or more years through the date on which the Fund submitted such Proposal, as required by Rule 14a-8(b).

Under Rule 14a-8(b), the Fund must prove your eligibility to the Company by submitting:

- either:
    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the Fund submitted the Proposal, it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting, for at least one year by the date the Fund submitted the Proposal; or
    - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting the Fund's ownership of shares as of or before the date on which the one-year eligibility period begins and the Fund's written statement that it continuously held the

required number of shares for the one-year period as of the date of the statement; and

- the Fund's written statement that it intends to continue holding the shares through the date of the Company's annual meeting (which statement was provided by the Fund in the Proposal Letter).

In order for the Fund's Proposal to be properly submitted, it must provide us with the proper written evidence that it met the share ownership and holding requirements for Rule 14a-8(b), including providing us with the number of shares held by the Fund, in order for us to be able to verify compliance with the eligibility requirements.

In order to comply with the Rule 14a-8(f) to remedy these procedural defects, the Fund must transmit its response to this notice of procedural defects within fourteen (14) calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding shareholder proposals, as well as copies of Staff Legal Bulletins No. 14F and No. 14G issued by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission which bulletins describe (i) from whom confirmations of the Fund's beneficial ownership must be obtained and (ii) the form of the required statement that must be provided by the person providing such statement. For your information, the date on which the Fund's Proposal was submitted was November 27, 2012 (the Fund's beneficial ownership must have been continuous for one year prior to and through that date), and a suggested form of the required verification is set forth on page 5 of the copy of Staff Legal Bulletin No. 14F enclosed with this letter.

The Company reserves its rights to seek to exclude the Fund's Proposal on other grounds should the Fund remedy the procedural defects in the submission of its Proposal.

Very truly yours,



EXHIBIT D

Letter of Amalgamated Bank of Chicago dated December 4, 2012 sent by U.S. mail postmarked December 6, 2012 and received by Energen on December 10, 2012

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

**[SENT VIA FACSIMILE 205-326-2704]**

December 4, 2012

J. David Woodruff
Secretary
Energen Corporation
605 Richard Arrington Jr. Blvd. North
Birmingham, Alabama 35203-2707

RE: Shareholder Proposal Record Letter

Dear Mr. Woodruff:

Amalgamated Bank of Chicago serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 1,138 shares of Energen Corporation ("Company") common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Energen Corporation stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chair
Edward J. Durkin

8550-253